Exhibit 99.1

Copa Holdings Reports Net Profit of $89.4 million and EPS of $2.11 for the First Quarter of 2019

Panama City, Panama — May 8, 2019. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2019 (1Q19). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2018 (1Q18).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net profit of US$89.4 million for 1Q19 or earnings per share (EPS) of US$2.11, as compared to net profit of US$136.6 million or earnings per share of US$3.22 in 1Q18.

▪	Operating profit for 1Q19 came in at US$112.9 million, representing a 23.6% decrease from operating profit of US$147.6 million in 1Q18, as a result of a 7.7% decrease in unit revenues (RASM), partly offset by a 3.2% improvement in unit costs (CASM). Operating margin for 1Q19 came in at 16.8%, compared to an operating margin of 20.6% in 1Q18.

▪	For 1Q19, consolidated passenger traffic grew 2.3% while consolidated capacity grew 1.9%. As a result, consolidated load factor for the quarter increased 0.4 percentage points to 83.3%.

▪	Total revenues for 1Q19 decreased 6.0% to US$672 million. Yield per passenger mile decreased 8.8% to 12.1 cents and RASM came in at 10.5 cents, or 7.7% lower than 1Q18.

▪	Operating cost per available seat mile (CASM) decreased 3.2%, from 9.0 cents in 1Q18 to 8.7 cents in 1Q19. CASM excluding fuel costs decreased 2.9% from 6.2 cents in 1Q18 to 6.1 cents in 1Q19, mainly as a result of maintenance events related to aircraft lease returns in 2018.

▪	Cash, short-term and long-term investments ended the quarter at US$ 897.4 million, representing 34% of the last twelve months’ revenues.

▪	For 1Q19, Copa Airlines had an on-time performance of 93.0% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

▪	Copa Holdings ended the quarter with a consolidated fleet of 105 aircraft – 6 Boeing 737MAX9s, 68 Boeing 737-800s, 14 Boeing 737-700s, and 17 Embraer-190s.

▪	The Company did not take delivery of the two B737-MAX9s that were scheduled for the month of March due to the world-wide grounding of the MAX fleet.

Subsequent Events

▪	Copa Holdings will pay its second quarterly dividend of $0.65 per share on June 14, to all Class A and Class B shareholders on record as of May 31, 2019.

Consolidated Financial & Operating Highlights	1Q19	1Q18*	Variance vs. 1Q18*	4Q18*	Variance vs. 4Q18*
Revenue Passengers Carried ('000)	2,620	2,465	6.3%	2,554	2.6%
RPMs (mm)	5,345	5,223	2.3%	5,335	0.2%
ASMs (mm)	6,415	6,297	1.9%	6,445	-0.5%
Load Factor	83.3%	83.0%	0.4 p.p.	82.8%	0.5 p.p.
Yield	12.1	13.3	-8.8%	11.8	2.5%
PRASM (US$ Cents)	10.1	11.0	-8.4%	9.8	3.2%
RASM (US$ Cents)	10.5	11.4	-7.7%	10.2	2.9%
CASM (US$ Cents)	8.7	9.0	-3.2%	12.1	-28.2%
Adjusted CASM (US$ Cents)	8.7	9.0	-3.2%	9.2	-5.4%
CASM Excl. Fuel (US$ Cents)	6.1	6.2	-2.9%	9.1	-33.3%
Adjusted CASM Excl. Fuel (US$ cents) (1)	6.1	6.2	-2.9%	6.2	-1.7%
Fuel Gallons Consumed (Millions)	81.2	80.1	1.4%	82.1	-1.1%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.09	2.16	-3.5%	2.38	-12.4%
Average Length of Haul (Miles)	2,040	2,119	-3.7%	2,089	-2.3%
Average Stage Length (Miles)	1,299	1,322	-1.7%	1,299	0.0%
Departures	33,329	32,339	3.1%	33,541	-0.6%
Block Hours	110,089	108,635	1.3%	111,315	-1.1%
Average Aircraft Utilization (Hours)	11.7	12.0	-2.2%	11.7	0.5%
Operating Revenues (US$ mm)	672.2	715.0	-6.0%	656.1	2.5%
Operating Profit (US$ mm)	112.9	147.6	-23.6%	-126.4	n/m
Adjusted Operating Profit (US$ mm) (1)	112.9	147.6	-23.6%	62.2	81.5%
Operating Margin	16.8%	20.6%	-3.9 p.p.	-19.3%	36.1 p.p.
Adjusted Operating Margin (1)	16.8%	20.6%	-3.9 p.p.	9.5%	7.3 p.p.
Net Profit (US$ mm)	89.4	136.6	-34.5%	-155.8	n/m
Adjusted Net Profit (US$ mm) (1)	89.4	136.6	-34.5%	44.1	102.6%
EPS - Basic and Diluted (US$)	2.11	3.22	-34.6%	-3.67	n/m
Adjusted EPS - Basic and Diluted (US$) (1)	2.11	3.22	-34.6%	1.04	102.6%
# of Shares - Basic and Diluted ('000)	42,478	42,439	0.1%	42,468	0.0%

(1)Adjusted CASM, Adjusted CASM Excl. Fuel, Adjusted Operating Profit, Adjusted Net Profit, Adjusted Operating Margin and Adjusted EPS for 4Q18, exclude non-cash charges/gains associated with the Embraer 190 Fleet impairment and a currency translation adjustment.

*Restated for the retrospective adoption of IFRS16.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 1Q19 RESULTS

Copa Holdings’ delivered solid first quarter results resulting from great cost execution and stronger than expected unit revenues.

Consolidated operating revenues decreased 6.0% to US$672 million during the quarter on capacity growth of 1.9%. Load factor came in at 83.3%, or 0.4 percentage points above 1Q18. Yields, although still affected by the economic downturn in some Latin American economies, came in stronger than expected at 12.1 cents. As a result, passenger revenues per ASM (PRASM) decreased 8.4% to 10.1 cents in 1Q19.

Operating expenses for 1Q19 decreased 1.4% to US$559.3 million, while operating expenses per ASM (CASM) decreased 3.2% to 8.7 cents. Excluding fuel costs, unit costs decreased 2.9% to 6.1 cents, mainly as a result of one-time maintenance events related to aircraft lease returns in 1Q18.

Aircraft fuel expense decreased 2.2% or US$3.8 million compared to 1Q18, as a result of lower jet fuel prices, offset by increased capacity. The Company’s effective jet fuel price decreased 3.5%, from an average of US$2.16 per gallon in 1Q18 to US$2.09 per gallon in 1Q19.

The Company recorded non-operating expense of US$14.8 million for 1Q19 compared to non-operating income of US$0.7 million for 1Q18. Non-operating expense for 1Q19 includes a net interest expense of US$8.1 million and a US$6.0 million translation loss due to foreign currency fluctuations, while 1Q18 non-operating income includes a net interest expense of US$7.0 million, and a US$7.3 million translation gain due to foreign currency fluctuations.

Copa Holdings closed the quarter with US$ 897.4 million in cash, short-term and long-term investments, representing approximately 34% of last twelve months´ revenues.

Total debt at the end of 1Q19 amounted to US$1.36 billion compared to US$1.29 billion at the end of 2018, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2019

For 2019, the Company updates its guidance as follows: Consolidated capacity is expected to grow approximately 1% and, despite higher expected fuel prices, the operating margin is still expected to come in the range of 12 to 14 percent.

Financial Outlook	2019 Guidance	2018 Actual*
Capacity - YOY ASM Growth	+/-1%	7.9%
Operating Margin	12-14%	13.0%

Factored into the above-mentioned outlook is a load factor of approximately 84%, Unit Revenues (RASM) of 10.4 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of 6.2 cents and a higher estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.25 per gallon.

The Company’s guidance makes certain assumptions regarding the impact of the grounding of the MAX fleet, including an assumed return to service date in the end of July. Any changes in these assumptions could have an effect on the guidance for the year.

*Re-stated for retrospective adoption of IFRS16, excluding special items.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q19 totaled US$672.2 million, a 6.0% or US$42.9 million decrease from operating revenue of US$715.0 million in 1Q18, due to a 6.6% or US$46.1 million decrease in passenger revenue.

Passenger revenue totaled US$648.8 million, a decrease of 6.6% from passenger revenue of US$694.9 million in 1Q18. A 0.4 percentage point increase in load factor, offset by an 8.8% decrease in passenger yield, resulted in a 8.4% decrease in PRASM.

Cargo and mail revenue totaled US$15.3 million in 1Q19, a 6.8% increase over 1Q18 due to additional cargo volume.

Other operating revenue totaled US$8.1 million in 1Q19, a 39.6% increase over other operating revenue of US$5.8 million in 1Q18 mostly due to higher non-air frequent flyer program revenues.

Operating expenses

For 1Q19, operating expenses decreased 1.4% to US$559.3 million, representing operating cost per available seat mile (CASM) of 8.7 cents. Operating cost per available seat mile, excluding fuel costs (CASM Excl. Fuel), decreased 2.9% from 6.2 cents in 1Q18 to 6.1 cents in 1Q19.

Fuel totaled US$170.2 million, a US$3.8 million or 2.2% decrease over aircraft fuel expense of US$174.0 million in 1Q18. This decrease was a result of 1.4% more gallons consumed as a result of additional capacity, offset by a 3.5% lower average price per gallon of jet fuel (all-in), which averaged US$2.09 in 1Q19, compared to US$2.16 in 1Q18.

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Wages, salaries, benefits and other employees' expenses totaled US$113.7 million, a 2.7% increase over salaries and benefits of US$110.6 million in 1Q18. This was mainly driven by growth in operational staff to support current operations and future capacity growth, as well as the full year effect of salary adjustments.

Passenger servicing totaled US$25.6 million, a 0.4% increase over passenger servicing of US$25.5 million in 1Q18. This increase resulted primarily from passenger traffic growth.

Airport facilities and handling charges totaled US$45.4 million, a 1.8% increase over US$44.5 million in 1Q18. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$53.1 million, a 1.2% decrease from an expense of US$53.8 million in 1Q18. This decrease was mainly due to timing of marketing expenses.

Maintenance, material and repairs totaled US$28.0 million, an 8.8% decrease from maintenance, material and repairs of US$30.8 million in 1Q18. This was a result of a one-time maintenance event related to an aircraft lease return in 1Q18.

Depreciation and amortization totaled US$68.2 million in 1Q19, a 1.1% decrease from depreciation of US$68.9 million in 1Q18, mainly due to the impairment of the Embraer fleet.

Flight operations decreased 6.5%, from US$27.7 million in 1Q18 to US$25.9 million in 1Q19, mainly as a result of timing of accruals made in 1Q18.

Other operating and administrative expenses totaled US$29.3 million in 1Q19, a decrease of 7.4% vs. 1Q18, mainly as a result of savings and timing in overhead expenses during 1Q19.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$14.8 million in 1Q19, compared to a net income of US$0.7 million in 1Q18.

Finance cost totaled US$14.0 million in 1Q19, a 14.1% increase over US$12.3 million in 1Q18, mainly due to a higher debt balance related to fleet growth.

Finance income totaled US$6.0 million, a 13.5% increase over US$5.2 million in 1Q18, as a result of higher investment yields.

Gain (loss) on foreign currency fluctuations totaled a US$6.0 million loss, compared to a US$7.3 million gain in 1Q18. This translation loss was mainly driven by fluctuations in the Mexican, Argentinian and Venezuelan currencies, compared to a translation gain on Venezuelan Bolivar denominated payables in 1Q18.

Other non-operating (income) expense resulted in a net expense of US$0.8 million in 1Q19 compared to a net income of US$0.5 million in 1Q18.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 81 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 105 aircraft: 6 Boeing 737MAX9s, 82 Boeing 737NG aircraft and 17 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q19	1Q18*	Change	4Q18*	Change
Operating Revenues
Passenger revenue	648,790	694,912	-6.6%	631,762	2.7%
Cargo and mail revenue	15,316	14,337	6.8%	16,224	-5.6%
Other operating revenue	8,063	5,775	39.6%	8,077	-0.2%
Total Operating Revenue	672,169	715,024	-6.0%	656,063	2.5%

Operating Expenses
Fuel	170,163	173,957	-2.2%	196,230	-13.3%
Wages, salaries, benefits and other employees' expenses	113,662	110,630	2.7%	114,394	-0.6%
Passenger servicing	25,571	25,462	0.4%	26,284	-2.7%
Airport facilities and handling charges	45,362	44,547	1.8%	48,514	-6.5%
Sales and distribution	53,133	53,779	-1.2%	51,787	2.6%
Maintenance, materials and repairs	28,047	30,757	-8.8%	27,486	2.0%
Depreciation and amortization	68,187	68,934	-1.1%	66,478	2.6%
Flight operations	25,875	27,664	-6.5%	27,922	-7.3%
Other operating and administrative expenses	29,297	31,648	-7.4%	34,719	-15.6%
Fleet Impairment	-	-	n/m	188,624	n/m
Total Operating Expense	559,296	567,378	-1.4%	782,439	-28.5%

Operating Profit	112,873	147,646	-23.6%	(126,376)	n/m

Non-operating Income (Expense):
Finance cost	(14,010)	(12,280)	14.1%	(12,791)	9.5%
Finance income	5,954	5,248	13.5%	6,115	-2.6%
Gain (loss) on foreign currency fluctuations	(5,960)	7,266	n/m	(18,210)	-67.3%
Other non-operating income (expense)	(825)	496	n/m	(496)	66.3%
Total Non-Operating Income/(Expense)	(14,841)	730	n/m	(25,383)	-41.5%

Profit before taxes	98,032	148,375	-33.9%	(151,759)	n/m

Income tax expense	8,600	11,825	-27.3%	4,087	110.4%

Net Profit	89,431	136,550	-34.5%	(155,846)	n/m

EPS - Basic and Diluted	2.11	3.22	-34.6%	-3.67	-157.4%
Shares - Basic and Diluted	42,477,761	42,438,749	0.1%	42,468,402	0.0%

* Restated for retrospective adoption of IFRS 16

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Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)	March 31	December 31
	2019	2018
	(Unaudited)	(Restated) *
ASSETS

Current Assets
Cash and cash equivalents	212,267	156,158
Short-term investments	556,127	566,200
Total cash, cash equivalents and short-term investments	768,394	722,359

Accounts receivable, net	157,101	115,831
Accounts receivable from related parties	2,329	223
Expendable parts and supplies, net	91,082	86,530
Prepaid expenses	98,420	74,384
Prepaid income tax	6,014	10,357
Other current assets	37,959	54,387
TOTAL CURRENT ASSETS	1,161,300	1,064,071

Long-term investments	128,992	138,846
Long-term accounts receivable	1,177	1,177
Long-term prepaid expenses	25,608	25,637
Property and equipment, net	2,778,265	2,701,322
Right of use assets	356,987	361,993
Intangible, net	104,938	101,168
Net pension asset	6,053	5,091
Deferred tax assets	17,489	16,463
Other Non-Current Assets	33,966	33,899
TOTAL NON-CURRENT ASSETS	3,453,475	3,385,596

TOTAL ASSETS	4,614,775	4,449,667

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	319,098	311,965
Current portion of lease liability	101,382	102,452
Accounts payable	110,251	129,851
Accounts payable to related parties	35,675	14,674
Air traffic liability	490,826	471,676
Frequent flyer deferred revenue	70,507	67,814
Taxes and interest payable	56,575	44,749
Employee benefits obligations	37,860	42,890
Other Current Liabilities	476	604
TOTAL CURRENT LIABILITIES	1,222,652	1,186,674

Long-term debt	1,038,050	975,283
Lease Liability	269,597	273,231
Other long - term liabilities	170,498	161,571
Deferred tax Liabilities	47,246	49,309
TOTAL NON-CURRENT LIABILITIES	1,525,390	1,459,395

TOTAL LIABILITIES	2,748,042	2,646,069

EQUITY
Issued Capital
Class A -33,830,638 issued and 31,325,505 outstanding	21,133	21,087
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	81,675	80,041
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,807,605	1,835,619
Net profit	89,431	-
Other comprehensive loss	(4,191)	(4,227)

TOTAL EQUITY	1,866,732	1,803,598

TOTAL EQUITY LIABILITIES	4,614,775	4,449,667

*Restated for the retrospective adoption of IFRS 16.

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31,

(In US$ thousands)

	2019	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	144,061	171,810	160,022
Cash flow used in investing activities	(3,591)	(74,198)	(74,800)
Cash flow used in financing activities	(84,361)	(139,820)	(147,013)
Net increase (decrease) in cash and cash equivalents	56,109	(42,208)	(61,791)
Cash and cash equivalents at January 1	156,158	238,792	331,687
Cash and cash equivalents at March 31	$212,267	$196,584	$269,896

Short-term investments	556,127	650,110	570,497
Long-term investments	128,992	155,313	954
Total cash and cash equivalents and investments at March 31	$897,386	$1,002,007	$841,347

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Operating CASM Excluding Fuel, Adjusted Operating Profit, Adjusted Net Profit, and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
Adjusted Net Profit and Adjusted EPS	1Q19	1Q18*	4Q18*

Operating Profit as Reported	$112,873	$147,646	$(126,376)
Special Items (adjustments):
Fleet Impairment			$188,624

Adjusted Operating Profit	$112,873	$147,646	$62,248

Net profit as Reported	$89,431	$136,550	$(155,846)
Special Items (adjustments):
Fleet Impairment			$188,624
Loss on foreign currency fluctuations			$11,364
Net change in fair value of derivatives	$-	$-	$-

Adjusted Net Profit	$89,431	$136,550	$44,143

Shares used for Computation (in thousands)
Basic and Diluted	42,478	42,439	42,468

Adjusted earnings per share - Basic and Diluted	$2.11	$3.22	$1.04

Reconciliation of Adjusted Operating Costs per ASM
Excluding Fuel (Adjusted CASM Excl. Fuel)	1Q19	1Q18*	4Q18*

Operating Costs per ASM as Reported (in US$ Cents)	8.7	9.0	12.1
Fleet Impairment per ASM (in US$ Cents)			(2.9)
Aircraft fuel per ASM (in US$ Cents)	(2.7)	(2.8)	(3.0)
Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.1	6.2	6.2

* Restated for retrospective adoption of IFRS 16

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